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August 15, 2025	TORONTO

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	David Lin Irene Paik Kate Tillan Robert Telewicz

Re:	Gemini Space Station, Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted July 24, 2025 CIK No. 0002055592

On behalf of our client, Gemini Space Station, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2025 (the “Comment Letter”) with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 24, 2025 (the “Amendment”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, a Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Securities and Exchange Commission

August 15, 2025

Management
Non-Employee Directors, page 139

1.            We note your added disclosure regarding the non-employee directors. Please revise your disclosure to clarify each person’s term of office as director and the periods during which they served as such. In addition, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. See Item 401(a) and (e) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 153-155 of the Registration Statement to clarify each person’s term of office as director and the periods during which they served as such. Further, the Company has revised its disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.

Underwriting
Directed Share Program, page 171

2.            We note the directed share program referenced on page 171. Please revise to address the following points in your next amendment:

•	You state that shares under the directed share program will be offered to “certain individuals and entities.” Please identify with more specificity the category of persons eligible to participate in the program.

•	Expand your disclosure to address the process that prospective participants will follow to participate in the program, the manner in which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 192-193 of the Registration Statement in response to the Staff’s comment. In particular, the Company has revised its disclosure to identify with more specificity the category of persons eligible to participate in the directed share program, address the process that prospective participants will follow to participate in the program, the manner in which the Company will communicate with prospective participants about the program, when and how the Company will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants. The Company has also revised its disclosure to include other material features of the directed share program.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Related party loans and convertible notes, page F-14

3.            We have considered your response to our prior comment 3. Please tell us whether the proceeds from your related party crypto loans are subject to contractual sale restrictions, and if so, tell us how you considered the guidance in ASC Topic 350-60-50-6.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that while the proceeds from its related party crypto loans are subject to contractual sale restrictions under the related party loan agreements, these provisions are intended to preserve capital reserves for regulatory and fiduciary purposes at the subsidiary level, rather than limit liquidity in all circumstances. In the event of significant market or liquidity stress, the applicable subsidiary may sell such assets to meet its regulatory obligations, consistent with the purpose of maintaining the capital reserve. Additionally, as discussed in prior comment 3, while the crypto assets were initially obtained through a borrowing facility at the parent company, they were subsequently contributed to the regulated subsidiary under a formal capital contribution agreement. At the subsidiary level, the assets are not restricted by the terms of the agreement.

Securities and Exchange Commission

August 15, 2025

Further, the Company respectfully advises the Staff that the Company believes that the disclosures required by ASC 350-60-50-6 are addressed in the Company’s financial statement footnotes to the consolidated financial statements included in the Registration Statement, including within Note 7. Crypto Assets Held and Note 13. Related Party Loans and Convertible Notes, which provide disclosure on the fair value of crypto assets held, the nature of certain restrictions on some of these assets arising from their designation as regulatory capital reserves, and the terms of the restrictions being subject to regulatory requirements and the related party loans. In response to the Staff’s comment, the Company has revised its disclosure on pages F-39 and F-80 of the Registration Statement to improve the clarity and prominence of its disclosures required by ASC 350-60-50-6.

Exhibits

4.            We note your disclosure in the footnotes to the exhibit index that certain portions of Exhibits 10.2 and 10.3 have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K. Please revise each exhibit to include on the first page the legend required by Item 601(b)(10)(iv).

The Company respectfully acknowledges the Staff’s comment and has revised Exhibits 10.2 and 10.3 of the Registration Statement to include on the first page the legend required by Item 601(b)(10(iv).

* * * * *

Securities and Exchange Commission

August 15, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Tyler Winklevoss, Chief Executive Officer, Gemini Space Station, LLC
Cameron Winklevoss, President, Gemini Space Station, LLC
Dan Chen, Chief Financial Officer, Gemini Space Station, LLC
Marshall Beard, Chief Operating Officer, Gemini Space Station, LLC
Tyler Meade, Chief Legal Officer, Gemini Space Station, LLC
David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph Hall, Davis Polk & Wardwell LLP
Daniel P. Gibbons, Davis Polk & Wardwell LLP